Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, the Philippine Stock Exchange, and the Philippine Dealing and Exchange Corporation regarding a press release entitled “PLDT CORE BUSINESS AND FUNDAMENTALS REMAIN VERY STRONG AMIDST CAPEX CHALLENGE”.

December 22, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to a press release entitled “PLDT CORE BUSINESS AND FUNDAMENTALS REMAIN VERY STRONG AMIDST CAPEX CHALLENGE”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

                                  SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 22, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

                                   PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions

References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of

the Revised Disclosure Rules

Subject of the Disclosure
PLDT CORE BUSINESS AND FUNDAMENTALS REMAIN VERY STRONG AMIDST CAPEX CHALLENGE
Background/Description of the Disclosure

The highlights of the disclosure are as follows:

1.EBITDA for 2022 on track to hit P100B, to remain unaffected by the capex overrun

2.Expected 2022 telco core income of P32.6-33B in line with guidance

3.Dividends for full year 2022 anticipated at P134 per share, consisting of regular and special dividends of P92 and P42, respectively

4.Pangilinan welcomes PSE confirmation of no insider trading of PLDT shares in respect of 16 December 2022 disclosure

5.No fraud, no anomalies, no evidence of overpricing, and no unrecorded transactions in relation to the overrun

In a Special Briefing held on December 21, 2022 at Dusit Thani Manila, PLDT Inc. (PLDT) top management led by Chairman Manuel V. Pangilinan, President and CEO Alfredo S. Panlilio, and Chief Legal Counsel Marilyn A. Victorio-Aquino, assured the audience present, consisting of fund managers, investment analysts and bankers, that PLDT’s business overall remains healthy and robust even as it continues to address its elevated Capex spend and undergoes a comprehensive process review. Pangilinan said in particular that PLDT’s EBITDA for 2022 will remain unaffected by the Capex overrun and is on track to hit P100B as originally indicated, with telco core net income expected to reach between P32.6B to 33B as guided. In addition, PLDT expects to be able to pay the balance of the regular dividend for the full year 2022 estimated at P45 per share; and the remaining special dividend of P42 per share. This would bring total dividends for 2022 to P134 per share or 88% of 2022 expected earnings.

According to Pangilinan, PLDT’s ongoing review thus far has uncovered no fraud, no anomalies, no evidence of overpricing, and no unrecorded transactions in relation to the overrun. “The bulk of the P48B Capex overspend involves the procurement of network equipment necessary to provide stronger connectivity to subscribers, specifically 5G cell sites for our mobile network and fiber rollout. There will be no write-off of these assets,” Pangilinan said.

When asked about the context within which the overspend was made, Panlilio explained that a confluence of factors occurred, including: PLDT having to regain network leadership following years of underinvestment in Capex; the threat from former President Rodrigo Duterte for telcos to shape up; intense competition in the telco sector with the then anticipated entry of DITO funded by China Tel, as well as the emergence of a competitor in the fiber space, Converge. Finally, the occurrence of the COVID-19 pandemic and the resultant lockdowns and quarantines, which required the installation of speedy fiber connections in millions of households for work and school, pushed network teams to fast-track rollouts. “However, to the extent of the Capex ordered, we plan to reduce fresh Capex starting in 2023. Thereafter, we expect Capex to reduce steadily. 2023 will be a year of consolidation as we continue to strengthen and grow the business. We strive to be better”, said Panlilio.

Atty. Victorio-Aquino added that the negotiations with vendors are ongoing, while simultaneous reviews of network project monitoring and process flows are being undertaken with a view to improving them. “Rest assured that we will provide additional disclosures in due course. What we want to avoid is premature disclosure, that could harm the public shareholders”, she said.

No fraudulent trading prior to disclosure

Pangilinan was asked after the briefing to comment on the statement of Philippine Stock Exchange (PSE) President Ramon Monzon earlier in the day that the PSE does not see any indication of any fraudulent trades prior to the disclosure. In reply, Pangilinan said that he “welcome(s) this bit of good news from the PSE” and added that “this confirms that no insider trading occurred in respect of last Friday’s disclosure.”

Other Relevant Information
Please refer to attached press release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT CORE BUSINESS AND FUNDAMENTALS REMAIN VERY STRONG AMIDST CAPEX CHALLENGE
Background/Description of the Disclosure

The highlights of the disclosure are as follows:

1.EBITDA for 2022 on track to hit P100B, to remain unaffected by the capex overrun

2.Expected 2022 telco core income of P32.6-33B in line with guidance

3.Dividends for full year 2022 anticipated at P134 per share, consisting of regular and special dividends of P92 and P42, respectively

4.Pangilinan welcomes PSE confirmation of no insider trading of PLDT shares in respect of 16 December 2022 disclosure

5.No fraud, no anomalies, no evidence of overpricing, and no unrecorded transactions in relation to the overrun

In a Special Briefing held on December 21, 2022 at Dusit Thani Manila, PLDT Inc. (PLDT) top management led by Chairman Manuel V. Pangilinan, President and CEO Alfredo S. Panlilio, and Chief Legal Counsel Marilyn A. Victorio-Aquino, assured the audience present, consisting of fund managers, investment analysts and bankers, that PLDT’s business overall remains healthy and robust even as it continues to address its elevated Capex spend and undergoes a comprehensive process review. Pangilinan said in particular that PLDT’s EBITDA for 2022 will remain unaffected by the Capex overrun and is on track to hit P100B as originally indicated, with telco core net income expected to reach between P32.6B to 33B as guided. In addition, PLDT expects to be able to pay the balance of the regular dividend for the full year 2022 estimated at P45 per share; and the remaining special dividend of P42 per share. This would bring total dividends for 2022 to P134 per share or 88% of 2022 expected earnings.

According to Pangilinan, PLDT’s ongoing review thus far has uncovered no fraud, no anomalies, no evidence of overpricing, and no unrecorded transactions in relation to the overrun. “The bulk of the P48B Capex overspend involves the procurement of network equipment necessary to provide stronger connectivity to subscribers, specifically 5G cell sites for our mobile network and fiber rollout. There will be no write-off of these assets,” Pangilinan said.

When asked about the context within which the overspend was made, Panlilio explained that a confluence of factors occurred, including: PLDT having to regain network leadership following years of underinvestment in capex; the threat from former President Rodrigo Duterte for telcos to shape up; intense competition in the telco sector with the then anticipated entry of DITO funded by China Tel, as well as the emergence of a competitor in the fiber space, Converge. Finally, the occurrence of the COVID-19 pandemic and the resultant lockdowns and quarantines, which required the installation of speedy fiber connections in millions of households for work and school, pushed network teams to fast-track rollouts. “However, to the extent of the Capex ordered, we plan to reduce fresh Capex starting in 2023. Thereafter, we expect Capex to reduce steadily. 2023 will be a year of consolidation as we continue to strengthen and grow the business. We strive to be better”, said Panlilio.

Atty. Victorio-Aquino added that the negotiations with vendors are ongoing, while simultaneous reviews of network project monitoring and process flows are being undertaken with a view to improving them. “Rest assured that we will provide additional disclosures in due course. What we want to avoid is premature disclosure, that could harm the public shareholders”, she said.

                                 No fraudulent trading prior to disclosure

Pangilinan was asked after the briefing to comment on the statement of Philippine Stock Exchange (PSE) President Ramon Monzon earlier in the day that the PSE does not see any indication of any fraudulent trades prior to the disclosure. In reply, Pangilinan said that he “welcome(s) this bit of good news from the PSE” and added that “this confirms that no insider trading occurred in respect of last Friday’s disclosure.”

Other Relevant Information
Please refer to the attached press release

COVER SHEET

SEC Registration Number

P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 22, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

Attached hereto is a press release entitled “PLDT CORE BUSINESS AND FUNDAMENTALS REMAIN VERY STRONG AMIDST CAPEX CHALLENGE”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

December 22, 2022

PLDT CORE BUSINESS AND FUNDAMENTALS REMAIN VERY STRONG AMIDST CAPEX CHALLENGE

•	EBITDA for 2022 on track to hit P100B, to remain unaffected by the capex overrun

•	Expected 2022 telco core income of P32.6-33B in line with guidance

•	Dividends for full year 2022 anticipated at P134 per share, consisting of regular and special dividends of P92 and P42, respectively

•	Pangilinan welcomes PSE confirmation of no insider trading of PLDT shares in respect of 16 December 2022 disclosure

•	No fraud, no anomalies, no evidence of overpricing, and no unrecorded transactions in relation to the overrun

   MANILA, 21 December 2022 -   In a Special Briefing held on December 21, 2022 at Dusit Thani Manila, PLDT Inc. (PLDT) top management led by Chairman Manuel V. Pangilinan, President and CEO Alfredo S. Panlilio, and Chief Legal Counsel Marilyn A. Victorio-Aquino, assured the audience present, consisting of fund managers, investment analysts and bankers,  that PLDT’s business overall remains healthy and robust even as it continues to address its elevated Capex spend and undergoes a comprehensive process review. Pangilinan said in particular that PLDT’s EBITDA for 2022 will remain unaffected by the Capex overrun and is on track to hit P100B as originally indicated, with telco core net income expected to reach between P32.6B to 33B as guided.  In addition, PLDT expects to be able to pay the balance of the regular dividend for the full year 2022 estimated at P45 per share; and the remaining special dividend of P42 per share.  This would bring total dividends for 2022 to P134 per share or 88% of 2022 expected earnings.

According to Pangilinan, PLDT’s ongoing review thus far has uncovered no fraud, no anomalies, no evidence of overpricing, and no unrecorded transactions in relation to the overrun. “The bulk of the P48B Capex overspend involves the procurement of network equipment necessary to provide stronger connectivity to subscribers, specifically 5G cell sites for our mobile network and fiber rollout. There will be no write-off of these assets,” Pangilinan said.

When asked about the context within which the overspend was made, Panlilio explained that a confluence of factors occurred, including:  PLDT having to regain network leadership following years of underinvestment in capex; the threat from former President Rodrigo Duterte for telcos to shape up; intense competition in the telco sector with the then anticipated entry of DITO funded by China Tel,  as well as the emergence of a competitor in the fiber space, Converge.  Finally, the occurrence of the COVID-19 pandemic and the resultant lockdowns and quarantines, which required the installation of speedy fiber connections in millions of households for work and school, pushed network teams to fast-track rollouts. “However, to the extent of the Capex ordered, we plan to reduce fresh Capex starting in 2023.  Thereafter, we expect Capex to reduce steadily.  2023 will be a year of consolidation as we continue to strengthen and grow the business. We strive to be better”, said Panlilio.

Atty. Victorio-Aquino added that the negotiations with vendors are ongoing, while simultaneous reviews of network project monitoring and process flows are being undertaken with a view to improving them. “Rest assured that we will provide additional disclosures in due course. What we want to avoid is premature disclosure, that could harm the public shareholders”, she said.

No fraudulent trading prior to disclosure

Pangilinan was asked after the briefing to comment on the statement of Philippine Stock Exchange (PSE) President Ramon Monzon earlier in the day that the PSE does not see any indication of any fraudulent trades prior to the disclosure. In reply, Pangilinan said that he “welcome(s) this bit of good news from the PSE” and added that “this confirms that no insider trading occurred in respect of last Friday’s disclosure.”

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:   December 22, 2022